SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  November, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Minutes of the 27 th Extraordinary General Meeting Held On November 23,2007" dated on November 23, 2007.

-- Converted by SECPublisher 3.1.0.1, created by BCL Technologies Inc., for SEC Filing

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MINUTES OF THE 27th EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 23, 2007.

November 23, 2007 (04 pages)

For more information, please contact: Daniel de Andrade Gomes Telesp, São Paulo, Brazil Tel.: (55-11) 3549-7200 Fax: (55-11) 3549-7202 E-mail: dgomes@telefonica.com.br URL: www.telefonica.com.br

(São Paulo, Brazil – November 23, 2007) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs its shareholders about resolutions taken on its Extraordinary General Meeting.

1. Date, Time and Venue: November 23, 2007, at 11:00 a.m., in the Company’s headquarter, located at Rua Martiniano de Carvalho, nº 851, in the city of São Paulo-SP.

2. Call notice: Public notice published in the Official Gazette of the State of Sao Paulo, on November 08, 09 and 10, 2007 (pages 9, 23 and 18, respectively) and in the newspaper “Gazeta Mercantil”, on November 08, 09, and 12, 2007 (pages A-8, A-6 and A-12 respectively).

3. Agenda: I - To homologate, according to the article 256 of the Law 6404/76, the celebration of a Private Instrument of Convergence Agreement, Purchase and Sell of Business, Assets, Shares and Others covenants (“Agreement”), between the Company and Abril Comunicações S.A., Tevecap S.A., TVA Sistema de Televisão S.A. and Rede Ajato S.A., having as consenting intervenient the societies Abril S.A., Navytree Participações Ltda., GTR Participações Ltda., Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A. and TVA Brasil Radioenlaces Ltda. (“Abril”) on October 29, 2006 and approve the purchase of the control stake of Navytree Participações S.A.; II - To homologate the agreement with Banco ABN AMRO Real S.A., responsible for the elaboration of the Valuation Report of Navytree Participações S.A., according to the article 256 of the Companies Law, as well as approve the mentioned Valuation Report; III - To deliberate on the proposal for alteration of the Company’s Bylaws to: (i) to attribute to the Board of Directors the responsibility to create and extinguish subsidiaries, agencies and branches, offices, departments and representations, in the whole national territory and abroad, adjusting, as a consequence, the wording of the article 3 of the Company’s Bylaws; (ii) to establish that the concession of the letter of attorney, by the Society, will be the responsibility of two Directors (not necessarily the Chairman and the General Director of Fixed Telephony), adapting, with that, the wording of the 3rd paragraph of the article 22 of the Company’s Bylaws, which additional dispositions related to specified responsibilities and period of maximum validity will be preserved. IV - To approve the Consolidated Company’s Bylaws.

4. Attendance: Company’s shareholders, representing more than 2/3 (two thirds) of the capital voting, verifying the legal quorum for instatement and resolutions of the agenda contents, in accordance with signatures of the attendance book nº 02, sheets 16 (verse) and 17. Also attendant, representing the Company’s management, the Director of Finance and Investor Relations, Gilmar Roberto Pereira Camurra, as well as the Company’s representatives responsible for the elaboration of the Valuation Report of acquired shares, Banco ABN AMRO Real S.A., Srs. Waldo Edwin Perez Loskovar e Claudio Duarte Lohmann.

5. Board: The topics were held by Gilmar Roberto Pereira Camurra and the secretary was Gustavo Fleichman.

6. Resolutions: The attendant shareholders deliberated the following:

6.1. – The Chairman clarified that the minutes of the extraordinary meeting would be lead through the summary of occurred facts, only containing the transcription of deliberations, according to the article 130, 1st paragraph of the Companies Law. Informed that the documents or proposals, vote declaration or dissidences over the agenda should be presented to the Chairman.

The Chairman also clarified that the documents related to the items “I” to “IV” of the agenda and additional necessary elements to the deliberation were available to the shareholders since the publication of the Public Meeting Notice, according to the law, as well as available to the participants. Still remembered that was available to give eventual clarifications, as the Company’s management representative, and to the same purpose, there were also attendant Sr. Waldo Edwin Perez Loskovar and Claudio Duarte Lohmann, Banco ABN AMRO Real S.A. representatives, responsible for the valuation of the Company which acquisition stake is the subject.

Reminded that the operation was proposed by the Company’s management, according to the Board of Directors Meeting held on October 27, 2006 that approved, “ad referendum” of this meeting, the celebration of the mentioned agreement that, in a meeting held on November 07, 2007, evaluated the Valuation Report elaborated by the skilled Company.

Thereby, the shareholders homologated for the majority votes, according to the article 256 of the Companies Law, the celebration, by the Company’s management, on October 29, 2006, the Private Instrument of Convergence Agreement, Purchase and Sell of Business, Assets, Shares and Others covenants (“Agreement”), between the Company and Abril Comunicações S.A., Tevecap S.A., TVA Sistema de Televisão S.A. and Rede Ajato S.A., having as consenting intervenient the societies Abril S.A., Navytree Participações Ltda., GTR Participações Ltda., Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A. and TVA Brasil Radioenlaces Ltda. (“Abril”), according to the first paragraph of the article 256 of the Law nº 6404/76, considering its attachments and amendments. Also homologated, for the majority votes, the agreement with Banco ABN AMRO Real S.A., responsible for the elaboration of the Valuation Report, as well approved, for majority, the mentioned Valuation Report. The management are, with that, authorized to implement the operation and sign all necessary documents to its complete formalization, including, but without limitation, agreements and documents attached and complementary to the business and amendments to the Agreement according to the document previously available to the shareholders. The management should act in a strict way to verify, previously, the exactness and veracity of all declaration or guaranty given by the Sellers, and the accomplishment of commitments assumed by the Sellers, for itself and its management, considering that the composition of financial-economic assets related to this transaction were preserved since the date of signature of the Agreement. The Chairman remembered the participants that the transaction was also approved by the National Telecommunication Agency according to the Act nº 68444, published in the Official Gazette on November 19, 2007, which stated accomplished the conditions established in the Act nº 66085, of July 18, 2007.

To conclude, the Chairman remembered the participants that, Company’s shareholders of common and preferred shares on November 07, 2007, when the Relevant Fact that announced the transaction was published, will have the right of withdraw according to the paragraph 2 of the article 256 of the Law 6404/76, by the amount of R$22.74 (twenty and two reais and seventy four cents) per share, fixed according to the shareholders’ equity of the Company on September 30, 2007. The Company will disclosure in the following days the deadline, the form, the habilitation conditions and other more detailed information, through the Shareholders Announcement.

6.2. – After that, the shareholders approved for the majority votes the proposal of Company’s Bylaws changes involving: (i) to attribute to the Board of Directors the responsibility to create and extinguish subsidiaries, agencies and branches, offices, departments and representations, in the whole national territory and abroad, being also approved, the wording of the article 3 of the Company’s Bylaws, as follows: “Art. 3 – The Society in the headquarter in the Capital of the Sao Paulo State, can create and extinguish, through the Directors decision, subsidiaries, agencies and branches, offices, departments and representations, in the whole national territory or abroad.”; (ii) to establish that the concession of the letter of attorney, by the Society, will be the responsibility of two Directors (not necessarily the Chairman and the General Director of Fixed Telephony), being unchanged additional dispositions related to specified responsibilities and period of maximum validity, being also approved the wording of the 3rd paragraph of the article 22 of the Company’s Bylaws, which was modified to the following: “Art.22 - …Paragraph 3rd – The powers of attorney granted in the name of the Company shall always be executed by two (2) Directors and must specify the powers granted and, except for those granted for legal purposes, must have a maximum term of effectiveness of one (1) year.”

6.3. – To conclude, the shareholders approved for the majority votes the Company’s Consolidated Bylaws, containing the deliberated changes, which follows as attachment I of this document.

The votes related to the agenda previous mentioned, introduced by the shareholders represented by Citibank N.A. and HSBC Corretora de Títulos e Valores Mobiliários S.A., were received and checked by the Board and will be filed in the Company’s headquarter, which follows as attachment II of this document.

7. Closing: No further business matters to discuss, the Extraordinary Meeting was finalized, from which they were drawn up, in an abstract manner, as permitted by the § 1º of the article 130 of the Law 6404/76. Then, the minutes of the Extraordinary Meeting, being read and accepted, was approved and signed by the participants. Sao Paulo, November 23, 2007.

Gilmar Roberto Pereira Camurra Gustavo Fleichman

Chairman Secretary of the Meeting

SP Telecomunicações Holding Ltda. p.p. Gustavo Fleichman

Telefônica Internacional S/A p.p. Gustavo Fleichman

Telefônica Data do Brasil Ltda. p.p. Gustavo Fleichman

Citibank N.A. – p.p. Vanessa Leonel do Prado, representing the shareholders:

Philips Electronics North America Corporation Master Retirement Trust

Vanguard Ftse All-World Ex-Us Index Fund, a Series of Vanguard International Equity Index Funds

Wilmington Multi-Manager International Fund

HSBC Corretora de Títulos e Valores Mobiliários S/A. – p.p. Vanessa Leonel do Prado, representing the shareholder Norges Bank

Leila Alves

Angeles Pilar Vicent Candame Dalcamim

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 23, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director